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Exhibit 12.2

Con Edison Company of New York, Inc.

RATIO OF EARNINGS TO FIXED CHARGES
(MILLIONS OF DOLLARS)

	For the Three Months Ended March 31, 2004	For the Twelve Months Ended December 31, 2003

EARNINGS
Net Income for Common Stock	$152	$591
Preferred Stock Dividend	3	11
Cumulative Effect of Changes in Accounting Principles	—	—
(Income) or Loss from Equity Investees	—	—
Minority Interest Loss	—	—
Income Tax	103	367

Pre-Tax Income from Continuing Operations	$258	$969
Add: Fixed Charges*	100	409
Add: Amortization of Capitalized Interest	—	—
Add: Distributed Income of Equity Investees	—	—
Subtract: Interest Capitalized	—	—
Subtract: Preferred Stock Dividend Requirement	—	—

EARNINGS	$358	$1,378

* FIXED CHARGES
Interest on Long-term Debt	$81	$333
Amortization of Debt Discount, Premium and Expense	4	13
Interest Capitalized	—	—
Other Interest	10	42
Interest Component of Rentals	5	21
Preferred Stock Dividend Requirement	—	—

FIXED CHARGES	$100	$409

Ratio of Earnings to Fixed Charges	3.6	3.4

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  Exhibit 12.2
Con Edison Company of New York, Inc. RATIO OF EARNINGS TO FIXED CHARGES (MILLIONS OF DOLLARS)